UNITED SECURITY BANCSHARES, INC.

131 West Front Street

Post Office Box 249

Thomasville, Alabama 36784

August 19, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: William Friar

                  Senior Financial Analyst

Re:	United Security Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-14549

Dear Mr. Friar:

This letter is being submitted in response to the comment letter dated August 5, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to R. Terry Phillips, President and Chief Executive Officer of United Security Bancshares, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Item 1, Business, page 1

1.	In future reports please expand your discussion of Acceptance Loan Company so that the reader has better understanding of that aspect of your business. For example, discuss how you market this business, who your typical customer is, the average loan amount, purpose of the loan, loan collateral, typical interest rates, average loan length and your underwriting practices. Also discuss Acceptance Loan Company’s default rates and how they compare with the bank’s default rates.

Securities and Exchange Commission

August 19, 2009

Response: In accordance with the Commission’s request, the Company will expand its discussion of Acceptance Loan Company (“ALC”) in our Form 10-K for the year ending December 31, 2009 and filings thereafter to provide the reader with a better understanding of the business of ALC, such discussion to include, among other things, information on how we market the services provided by ALC and a description of our customers, as well as the loan, underwriting, interest rate and default rate details requested by the Commission.

2.	In this section or in Item 7, the Discussion and Analysis section, discuss your holdings of subprime loans and “Alt-A” type mortgages, either as loans or as investments. If you do not hold or have not made or invested in these types of loans, or if your holdings of such loans are inconsequential, please disclose in future filings that such lending or investing is not material to your company. If your holdings are other than inconsequential, please disclose and discuss in future filings.

Response: In accordance with the Commission’s request, the Company will discuss in our Form 10-K for the year ending December 31, 2009 and filings thereafter any holdings of subprime and “Alt-A” type mortgages, pursuant to guidance from the federal financial regulatory agencies as to the current meanings of those terms, to the extent that any such holdings exist, either as loans or investments, and will further discuss the materiality of such holdings (or lack thereof) to the Company during the relevant period.

Executive Compensation, p. 88

Compensation Discussion and Analysis

3.	Please advise us why you have not provided the targets for the performance goals discussed on page 13 of the proxy statement. See Instruction 4 to Item 402(b) of Regulation S-K.

Response: The establishment of annual performance goals and any resulting payments made to the executives of the Company under the Incentive Earnings Program are discretionary with the Compensation Committee of the Company’s Board of Directors. As discussed in the Company’s disclosure on page 13 of our 2009 Proxy Statement, the Company did not pay any cash bonuses under our Incentive Earnings Program for 2008 and, therefore, excluded any discussion of specific targets for the performance goals established under the Incentive Earnings Program for the 2008 fiscal year. Additionally, no such performance goals have been established to date for the 2009 fiscal year. However, in accordance with the Commission’s request, the Company will,

Securities and Exchange Commission

August 19, 2009

in future filings, provide the targets for the performance goals established by the Compensation Committee of the Company’s Board of Directors under the Incentive Earnings Program for the relevant period, if any, unless the Company determines that such disclosure would cause competitive harm. In that event, the Company will either seek confidential treatment under the procedures in Securities Act Rule 406 and Exchange Act Rule 24b-2 or discuss in our proxy statement how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed performance goals, pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

2008 Summary Compensation Table

4.	We note the statement on page 21 of the proxy statement that Mr. Phillips is entitled under his employment agreement to receive reimbursement of ordinary and reasonable expenses. Please confirm to the staff that if there were any such reimbursements, they were for typical business expenses, and that any personal benefits derived by Mr. Phillips were incidental to these typical business expenses.

Response: In accordance with the Commission’s request, the Company confirms that all reimbursements for the period covered by the report were for typical business expenses, all of which were integrally and directly related to the performance of Mr. Phillips’ duties as Chief Executive Officer of the Company and its subsidiary, First United Security Bank (the “Bank”). While the Company does not believe that Mr. Phillips derived any direct or indirect personal benefit from such reimbursements, the Company nonetheless confirms that, if Mr. Phillips is deemed to have derived any such personal benefit, it was incidental to these typical business expenses.

Certain Relationships and Related Transactions, and Director Independence, p. 89

5.	We note the disclosure on page 10 of your proxy statement that Mr. Phillips and Mr. Morgan have loans outstanding under the employee loan program. For all such loans, please revise this section to provide the disclosure required under Item 404(a), as appropriate.

Response: The Company states that, upon further review, neither Mr. Phillips nor Mr. Morgan had any loan outstanding under the Bank’s employee loan program for the period covered by the report that required disclosure under Item 404(a) of Regulation S-K. At December 31, 2008, Mr. Phillips had one home equity loan with an outstanding balance of approximately $3,973, with interest payable at the Bank’s prime rate. Mr. Morgan had an interest-free computer equipment loan with an outstanding balance at December 31, 2008 of approximately $658. Additionally, at December 31, 2008, Mr. Morgan had automobile and CD loans outside of the employee loan program in amounts below the threshold reporting requirements of Item 404(a) of Regulation S-K. As of the date hereof, neither Mr. Phillips nor Mr. Morgan has any loan outstanding that would require disclosure under Item 404(a) of Regulation S-K. As information, the Company has elected during the current fiscal year to discontinue the employee loan program due to the low prevailing interest rates.

Securities and Exchange Commission

August 19, 2009

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact R. Terry Phillips at (334) 636-5424. Thank you very much for your attention to this matter.

Very truly yours,

/s/ R. Terry Phillips
R. Terry Phillips
President and Chief Executive Officer

cc:	Gregory Dundas, Attorney-Adviser
Christopher B. Harmon, Esq.
Andrew S. Nix, Esq.